

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 29, 2009

VIA US MAIL AND FAX (905) 863-2484
Mr. Paviter S. Binning
Executive Vice President and Chief Financial Officer
Nortel Networks Limited
195 The West Mall
Toronto, Ontario, Canada
M9C 5K1

       Re: Nortel Networks Limited
          Form 10-K for the Fiscal Year Ended December 31, 2008
          Filed March 2, 2009
          Form 10-Q for the Quarterly Period Ended March 31. 2009
          File No. 001-34243

Dear Mr. Binning:

      We have reviewed your filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis…, page 38

1. We note your disclosure on page 46 that your financial statements are prepared using the going concern basis, which assumes that you will be able to realize your assets and discharge your liabilities in the normal course of business for the foreseeable future. Please expand your disclosure and analysis in future filings to specifically address the steps management is taking to maintain a viable plan of operations to facilitate the company continuing as a going concern.

How We Measure Business Performance, page 49

2. We note your use of Management Operating Margin. In future filings please provide the reconciliation for this measure to U.S. GAAP. If applicable, please also disclose that management uses Management Operating Margin in determining levels of executive compensation.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Combined and Consolidated Financial Statements, pages 4-5

3. Tell us how you considered paragraph 4 of SFAS 94 in consolidating the financial statements of subsidiaries located in Canada, the U.S., Central and Latin America (CALA), Asia, and EMEA that are not included in the U.K. Administration Proceedings.

4. Citing your basis in the accounting literature, tell us why it is appropriate to prepare combined financial statements, including the EMEA Debtors, on the basis of "common management."

Condensed Combined Statement of Cash Flows, page 16

5. Disclose the nature of the items included in "Other adjustments."

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director